[redacted]

10029462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolinas Investment Consulting LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5605 Carnegie Blvd., Suite 400
(No. and Street)

Charlotte (City) NC (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George H. Edmiston, Jr. (704) 643-2455 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George H. Edmiston, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolinas Investment Consulting LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member

Title

Notary Public Linda M. Christine
Commission Exp. Nov. 27, 2010

LINDA M CHRISTINE
NOTARY PUBLIC
MECKLENBURG COUNTY
STATE OF NORTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Carolinas Investment Consulting, LLC

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 22, 2010

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Receivable from brokers and dealers	$ 137,535
Secured demand note receivable	115,000
Leasehold improvements, office furniture and equipment, at cost (net of accumulated depreciation of $461,377)	221,232
Other assets	8,396
TOTAL ASSETS	$ 482,163

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 23,560
Commissions payable	49,038
Bank line of credit	3,526
Subordinated loans	115,000
Total Liabilities	$ 191,124
Members' Capital	$ 291,039
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 482,163

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a twenty-seven year period.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value money market funds included in Receivable from broker/dealers (held at Company's clearing broker/dealer) on statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - PHANTOM STOCK

The Company has granted certain key employees a percentage of the proceeds in the event of the sale of the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009 the Company's net capital and required net capital were $171,226 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 44%.

NOTE 5 - RETIREMENT PLANS

The Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan. The Company also may make "matching" and discretionary profit sharing contributions to the plan. Employees may become eligible for matching and profit sharing contributions after they have completed one year of service and have attained age 21. The Company made no matching or profit sharing contributions for the year ended December 31, 2009.

NOTE 6 - BANK LOANS

The Company has established a bank line of credit in the amount of $150,000. The line balance at December 31, 2009 was $3,526. The term is 12 months, maturing October 10, 2010, and bears a variable interest rate determined by the bank.

NOTE 7 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - In March, 2001 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are quarterly minimum charges.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2009 are listed below. The subordinated lender is a member of the Company.

Liability Pursuant to Secured Demand Note Collateral Agreements 7%, due 09-28-12	$ 115,000

The subordinated borrowings are covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 10 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases for office space which expire in September, 2015, office equipment which expires

NOTE 10 - COMMITMENTS - *(Continued)*

in September, 2012 and an auto which expires in June, 2012, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Total
2010	$ 236,529
2011	214,149
2012	206,377
2013	195,998
2014	201,864
2015	128,787
Total	$ 1,183,704

Office rent expense for the year ended December 31, 2009 was $217,091.

NOTE 11 - MEMBERSHIP INTERESTS

Certain terms pertaining to membership interests are listed below. These and all other terms, obligations, benefits and restrictions of the Company and its membership interests are contained in the operating agreement. Interested parties should consult the operating agreement in its entirety prior to rendering any decision or taking any action with respect to the Company.

Allocations and distributions - All items of income, expense, gain or loss, as well as all distributions made by the Company, are to be allocated and/or distributed to members pro rata according to each member's proportion of ownership interest in relation to all membership interests.

Option to purchase - Upon the termination of employment, retirement, death or disability of a member, the Company shall have the option to purchase all of the terminating member's interest at an amount and under the terms specified in the operating agreement. In addition, if the Company is prohibited by law from purchasing a terminating member's interest, each member of the Company will

NOTE 11 - MEMBERSHIP INTERESTS - *(Continued)*

have the first right of refusal with respect to all, or a portion of the terminating member's interest, as stated in the operating agreement.

Admission to membership - Written consent of a majority in interest of all the members and acceptance of all the terms and conditions of the operating agreement are required for admission to membership. However, those purchasing membership interests that have not been admitted to membership may receive all allocations and distributions to which members are entitled.

Prohibited transactions - Any transfer or issuance of membership interest that would constitute a second class of stock or otherwise cause a termination of the Company's election to be taxed as an S Corporation is prohibited.

Employee Options - Five employees have options to purchase up to a 5% ownership interest each in the Company, less any ownership interest already purchased by these five employees. The purchase price will be determined at some time in the future.

Option for majority member - There also exists an agreement which states that, upon death of the majority member, the estate of such member has the option to sell such member's ownership interest to the Company for a price of not less than $5,000,000.

CAROLINAS INVESTMENT CONSULTING, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Carolinas Investment Consulting, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Carolinas Investment Consulting, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating Carolinas Investment Consulting, LLC's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carolinas Investment Consulting, LLC's management is responsible for Carolinas Investment Consulting, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts included in the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 22, 2010

CAROLINAS INVESTMENT CONSULTING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 6,063
Less Payments Made:			
	Date Paid	Amount	
	1-15-2009	$ 150	
	7-28-2009	1,953	
			(2,103)
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 3,960
Payment made with Form SIPC 7T			$ 3,960

See Accountant's Report

CAROLINAS INVESTMENT CONSULTING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	$ 3,193,733
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	501,622
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	234,206
Net gain from securities in investment accounts	0
40% of interest earned on customers securities Accounts	32,748
Total deductions	$ 768,576
SIPC NET OPERATING REVENUES	$ 2,425,157
GENERAL ASSESSMENT @ .0025	$ 6,063

See Accountant's Report